Exhibit 12.1
DynCorp International LLC
Exhibit 12.1 — Statement Regarding Computation of Ratios -
Fixed Charge Coverage Ratio

	Year Ended	April 3, 2004 to	49 Days Ended	March 31,	March 30,	March 28,
	April 2, 2004	Feb 11, 2005	April 1, 2005	2006	2007	2008
Earnings before fixed charge addition	$51,284	$94,689	$(862)	$45,012	$56,291	$74,100
Add:
Fixed charges	6,529	3,757	8,637	74,744	78,661	73,656
Amortization of capitalized interest	—	—	—	—	—	—
Less:
Capitalized interest	—	—	—	—	—	—
Earnings as adjusted	$57,813	$98,446	$7,775	$119,756	$134,952	$147,756
Fixed charges:
Portion of rents representative of interest factor	6,529	3,757	583	18,058	16,765	18,282
Interest on indebtedness	—	—	8,054	56,686	61,896	55,374
Fixed charges	6,529	3,757	8,637	74,744	78,661	73,656
Equity security unit distributions	—	—	—	—	—	—
Combined fixed charges and Income from continuing operations	$57,813	$98,446	$7,775	$119,756	$134,952	$147,756
Ratio of earnings to combined fixed charges and preferred stock dividends	8.9	26.2	0.9	1.6	1.7	2.0